Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toreador Resources Corporation

Subject Company: Toreador Resources Corporation.

Commission File No. of Toreador Resources Corporation: 001-34216

Toreador Resources Corporation Merger With ZaZa Energy LLC Creating a Resource-Focused E&P Company 15 August 2011

2 Forward Looking Statements All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company's filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise. Cautionary Note regarding Hydrocarbon Disclosures The SEC permits oil and gas companies, in their filings, to disclose only resources that qualify as “reserves” as defined by SEC rules. We may use terms describing hydrocarbon quantities in this presentation, including “original oil in place” (OOIP), “oil in place” (OIP), “barrels in place” and “EUR” (estimated ultimate recovery), that the SEC does not allow in our filings. These estimates are more speculative than estimates of proved reserves prepared in accordance with SEC rules. Investors are urged to consider closely the reserves disclosures in our Annual Report on Form 10-K/A for the year ended December 31, 2010 and in our other filings with the SEC. In this presentation, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates are based on economic assumptions that differ from those required by the SEC to be used in calculating proved reserves and may not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s rules. The terms “original oil in place” and “oil in place” are not intended to reflect recoverable volumes, which are dependent upon achievable recovery rates using available technologies. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our drilling program, which will be directly affected by capital availability, drilling and production costs, commodity prices, availability of services and equipment, permit expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be recovered from our interests will differ from our estimates, and could be significantly less than our targeted recovery rate. In addition, our estimates may change significantly as we receive additional data. Important Information ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it) when they become available because they will contain important information. Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.

3 Texas (gross/net acres) Eagle Ford core – 123,000/12,300 Eagle Ford/Woodbine – 70,000 France (gross/net acres) Paris Basin – 780,000/340,000 Creating a Resource-Focused E&P Company Operator of ~423,000 net acres in two world class resource basins

Combination Overview Entered into agreement on August 9, 2011 NewCo: ZaZa Energy Corporation Closing expected in Q4 2011, pending regulatory & stockholder approvals Ticker at closing: NASDAQ – ZAZA Offices: Houston, Texas (HQ) – Paris, France – Corpus Christi, Texas NewCo ownership will be 25% TRGL stockholders, 75% ZaZa equity holders ZaZa enters the combination with no long-term debt 2011-2013 capital program majority funded under provisions in the Hess joint venture agreements for Eagle Ford and Paris Basin exploration respectively 4

# Asset Contributions

| Toreador Resources | ZaZa Energy LLC |
|---|---|
| **Paris Basin reserves and base production (100%)**<br>▪ Two wholly-owned producing concessions<br>▪ Approx. 880 bbl/day<br>▪ 9.1 MMBbl (2P reserves)<br>**Paris Basin conventional exploration (100% or JV)**<br>▪ 15 prospects identified<br>▪ Total gross mean unrisked reserves of 40 MMBbl<br>**Paris Basin Liassic (JV)**<br>▪ Total of approx. 1 million gross acres awarded and pending (~50% working interest) | **Eagle Ford core (JV)**<br>▪ Approx. 123,000 gross acres acquired, 10% carried working interest (12,300 net acres)<br>▪ Near-term expectations to expand to 160,000 gross acres<br>**Eagle Ford / Woodbine - "Eaglebine" (100%)**<br>▪ Approx. 70,000 gross acres<br>▪ Leasing underway to expand to 100,000 gross acres |

*Note: Company estimates. Reserves for Toreador as at 31 December 2010, audited by Gaffney Cline & Associates*

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Existing Joint Ventures Toreador Resources ZaZa Energy LLC Hess earns up to a 50% share of Toreador’s working interests in Toreador’s awarded and pending exploration permits (excl. concessions) inside AMI Upfront Payment of $15 million Work program – up to $120 million, 100% carry of Toreador’s share over two phases ($50 million + $70 million) Beyond the carried investment, costs are shared equally Reserves success fee, capped at $80 million Production success fee, 10% overriding royalty capped at $50 million Toreador currently operates until formal title transfer and is reimbursed for part of the associated G&A costs ZaZa retains a 10% carried working interest in all acres acquired on behalf of the JV with Hess inside AMI Cash bonus on all acreage acquired – fee of up to 10% of lease payment Total lease acquisition funds capped at $500MM Work program - drilling carry for 192 wells, expected to increase to over 200 wells pending final acreage Beyond the carried investment, costs are shared ZaZa currently operates the JV until hand-over in development mode and is reimbursed for part of the associated G&A costs 6

# Implementation

| Toreador Resources | ZaZa Energy LLC |
|---|---|
| **Paris Basin reserves and base production**<br>▪ Workovers and two in-field projects have been identified<br>▪ Drilling expected to commence by late 2011 - one conventional rig program<br>**Paris Basin conventional exploration**<br>▪ 15 prospects to be drilled<br>▪ One conventional rig program (as per above)<br>**Paris Basin Liassic**<br>▪ Expect drilling to commence by year-end 2011 (contract operated by JV partner)<br>▪ 6 well program, no hydraulic fracturing | **Eagle Ford core**<br>▪ 3 rigs running (ZaZa operated)<br>▪ 15 wells drilled, 6 wells producing<br>▪ Plan to expand to 12 rigs by 2013<br>▪ Expected total number of wells drilled at year-end:<br>  ▪ 2011 - 30<br>  ▪ 2012 - 100<br>  ▪ 2013 - 150<br>**Eagle Ford / Woodbine – "Eaglebine"**<br>▪ Anticipate one-rig program by Q1 2012<br>▪ 9 target horizons |

*Note: Company estimates. Timing of work program pending upcoming budget meetings in Sept. 2011 and may also vary as a function of capital availability*

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# Capital Outlook (Gross) 2011-2012

| Toreador Resources | ZaZa Energy LLC |
| --- | --- |
| Paris Basin conventional (100%)<br>■ One rig workover & infill: ~$2-3MM<br>Paris Basin exploration (100% or JV)<br>■ Conventional targets: ~$3-6MM<br>Paris Basin Liassic (JV)<br>■ Proof of concept 6 well: ~$60MM | Eagle Ford core (JV)<br>■ 30 wells drilled in 2011: ~$270MM<br>■ 100 wells in 2012: ~$800MM<br>Eaglebine (100%)<br>■ One rig program for 9 months<br>■ Cost of one well: ~$5.5-6.0MM |
| Total expenditure: ~$65MM | Total expenditure: ~$1.1B |

- Carried investment JV France ~$60MM, carried investment JV Texas ~$1.07B
- Additional financing (targeted before closing) is being considered:
  - Senior debt
  - Asset backed lending based on French assets
- Potential JV partner on Eaglebine to provide further funding

*Note: Company estimatesfor costs. Actual costs may vary depending on rig availability. Paris Basin Liassic work program does not include hydraulic fracturing which is currently prohibited for oil and gas operations in France. Paris Basin JV investment pending upcoming budget meetings in Sept. 2011*

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Value Breakdown of Consideration to ZaZa 9 Note: Based on closing share price as at 9 Aug 2011. Company estimates for value of carry Illustrative value of Eaglebine acreage (in $ million) 223 154 50 70 49 119 = $273 MM(1) $273 MM $119 MM Eaglebine(2) $1,000 per acre Eagle Ford $4,000 per acre Total Consideration Shares Note and/or Cash Hess carry Acreage value

10 Implied Value of Eagle Ford in Consideration Implied valuation of Eagle Ford acreage $ per acre Source: IHS Herold, June 2011, value adjusted for production, deals over $100mm only BP/Lewis Reliance/Alfa Newpeak Reliance/Pioneer Chesapeake/Antares Escondido Marathon/Hillcorp Talisman Statoil/SM Energy Talisman/Common Resources Statoil/Enduring CNOOC/Chesapeake Statoil/Talisman Plains/Dan Hughes KNOC/Anadarko Mitsui/SM Energy 0 5,000 10,000 15,000 20,000 25,000 Oct-09 Jan-10 May-10 Aug-10 Nov-10 Feb-11 Jun-11 Sep-11

11 Impact - Four Year Outlook Note: Company estimates, risked volumes for Paris Basin conventional exploration. Actual timing and volumes are subject to change Base Exploration 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 2011 2012 2013 2014 2015 Boe/d Paris Basin Liassic potential Eaglebine potential Eagle Ford Paris Basin Conventional

Assets

# Eagle Ford Shale Play



Technically recoverable resource (est.):
20.8 Tcf of gas
3.4 Billion bbls of oil
Source: U.S. Shale Gas and Shale Oil Plays, Review of Emerging Resources: July 2011.
ZaZa Eagle Bine Area
~70,000 acres
wholly-owned
ZaZa Moulton Area
~11,000 gross acres
ZaZa Hackberry Creek
~23,000 gross acres
ZaZa Sweethome Area
~41,000 gross acres
ZaZa Cotulla Area
~48,000 gross acres
Black Oils grading to gas-condensate
Dry Gas Window
High Pressure Oily
High Pressure Gassy
Stratigraphy
LEGEND

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14 Current Eagle Ford Core Production Wells perform better than average Eagle Ford type curves Initial Production Oil Window 682 boe/d Gas Condensate Window 893 boe/d EUR Oil Window 351 mboe Gas Condensate Window 651 mboe Source: Texas RRC for industry performance data and ZaZa Energy LLC data on wells that are currently flowing

Cotulla Sweet Home Eaglebine Most recent transaction (May 2011) in Woodbine - WAC/Petromax, 15,224 net acres (2,300 boe/d), approx. $250 MM Outcrops TMS Eaglebine - Eastern Expansion of Eagle Ford 15 Drill multiple pilot wells & test potential sections through and including the productive Glen Rose; first well planned by Q1 2012 (estimated vertical well cost $5.5-6.0 MM) Drill and complete 5,000 ft laterals with 20+ stage frac in one of the productive shale sections Acquire 100 sq. miles 3D seismic over additional acreage to define multiple pay zones 70,000 wholly-owned acres in the Eagle Ford / Woodbine (“Eaglebine”) Plans to expand position to over 100,000 acres Targeting nine drilling horizons In discussions with potential joint venture partners Other operators in the area include Gastar, Devon, Range Resources, Navidad, and Chesapeake Overview Operations Plan Note: Company estimates. Actual well costs may vary depending on rig availability

16 Paris Basin Acreage Awarded, pending Applied for Awarded, pending Applied for Other Other Toreador/Hess acreage Prospect Field Toreador holds 780,000 gross acres (340,000 net) in the Paris Basin Two mature wholly owned conventional oilfields Cumul. prod. 34.1 MMBbl Current prod. 880 Bbl/d, Rem. proven reserves of 5.5 MMBbl 15 prospects

Liassic Source Rock Conventional Reservoirs Paris Basin Key Statistics(1) Number of Wells Drilled More than 2,000 Wells Oil Fields 52 Fields Discovered Cumulative Production 285 million bbls Annual Production Approx. 11,000 (1) bopd Source: BEPH Annual Review 2009 Paris Basin Geology

Liassic Resource - Context 18 Sources: US Energy Information Administration, “World Shale Gas Resources: An Initial Assessment of 14 Regions Outside the United States”, April 2011 (converted at 6 mcf per boe) and THEMIS model by Beicip-Franlab for French oil resource (figure represents amount generated in the source rock) NL NO UK PL 31 DK SE DE FR 100 (Paris Basin) * FR 30 European resource play size *oil generated bn BOE France* Oil 100 Poland Gas 31 France Gas 30 Norway Gas 14 Ukraine Gas 7 Sweden Gas 7 Denmark Gas 4 U.K. Gas 3 Rom/Bul/Hun Gas 3 Netherlands Gas 3 Turkey Gas 3 Germany Gas 1 Lithuania Gas 1

Liassic Resource – Structural Setting 19 About 40 billion Bbls of oil generated on Toreador acreage

Conclusion

Creating a Resource-Focused E&P Company Creates strategically distinctive international E&P investment opportunity focused on resource plays Offers rapid growth of the Eagle Ford and attractive exposure to Paris Basin Delivers extensive opportunities in the Eaglebine and Liassic Combines skilled teams experienced in operations, asset development, JVs and M&A Generates value through increased production profile over the near- and long-term 21

Toreador Resources Corporation Merger With ZaZa Energy LLC More information at www.toreador.net www.zazaenergy.com www.toreadorzaza.mergerannouncement.com